UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D

                             Under the Securities Exchange Act of 1934
                                       (Amendment No.___ )*

                                  ACCEL International Corporation
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                                         (Name of Issuer)

                              Common Stock, par value $0.10 per share
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                                  (Title of Class of Securities)

                                            004299 10 3
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                                          (CUSIP Number)

                                      William H. Cuddy, Esq.
                                        Day, Berry & Howard
                           CityPlace I, Hartford, Connecticut 06103-3499
                                           (860) 275-0100
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                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                                        September 20, 1996
           ------------------------------------------------------------------

                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person*s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3

Continued on the following pages.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Rothschild Trust Cayman Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)/    /
                                                            (b)/ x /

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                     /    /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

               7       SOLE VOTING POWER
                       1,008,405 shares
NUMBER OF
   SHARES      8       SHARED VOTING POWER
BENEFICIALLY           -0- shares
 OWNED BY
      EACH     9       SOLE DISPOSITIVE POWER
REPORTING              1,008,405  shares
   PERSON
     WITH      10      SHARED DISPOSITIVE POWER
                       -0- shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,405 shares as trustee of the Darland Trust

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /   /
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.8%

14      TYPE OF REPORTING PERSON*
        CO

                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.10 per share (the "Common Stock") of ACCEL Corporation ("ACCEL"), a Delaware corporation whose principal executive offices are located at 475 Metro Place, North Dublin, Ohio 13017.

Item 2. Identity and Background

        (a)    Name:

               Rothschild Trust Cayman Limited (the "reporting person")

        (b)    Residence or Business Address:

               FBO: The Darland Trust
               P.O.Box 472
               St. Peter*s House, Le Bordage
               St. Peter Port
               Guernsey GY16AX
               Channel Islands

        (c)    Present Principal Occupation or Employment:

               The reporting person is a foreign corporation which is organized to act as a corporate trustee. The reporting person serves as trustee to The Darland Trust of which Cheryl Chase Freedman, her spouse and their children are beneficiaries.

               The information required by subsections (a) through (c) of this
Item 2 with respect to the executive officers and directors of the reporting person as of the date hereof, is incorporated herein by reference to such information in Exhibit A filed herewith.

        (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the executive officers, directors nor any of the controlling persons of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction nor has it, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, none of the executive officers, directors nor any of the controlling persons of the reporting person have been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction nor has any of the above, as a result of any such proceeding, been subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Citizenship:

               The reporting person is a Cayman Islands corporation. Each of the executive officers and directors of the reporting person is a citizen of Guernsey or Switzerland.

Item 3. Source and Amount of Funds or Other Consideration.

               On September 20, 1996, the reporting person acquired 1,008,405 shares of Common Stock from American Ranger Inc. ("ARI") as consideration for repayment of a private loan made by the reporting person to ARI. The acquisition of shares of Common Stock was made by the reporting person on behalf of The Darland Trust to which the reporting person seves as trustee. The exchange of Common Stock for loan repayment was made at $2.25 per share. The amount of debt repaid was $2,268,911.25. Such loaned funds had been obtained from the reserves of The Darland Trust.

Item 4. Purpose of Transaction.

               The reporting person is holding the 1,008,405 shares of Common Stock it owns of record for investment purposes. Based on its ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to it, offers for its shares of Common Stock, general economic conditions and other future developments, the reporting person may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means.

               Other than the above, as of the date hereof, the reporting person, its executive officers, directors and controlling persons do not have any plans or proposals that relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of ACCEL or any of its subsidiaries;

        (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of ACCEL;

        (f) Any other material change in ACCEL*s business or corporate structure;

        (g) Changes in ACCEL*s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

        (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

        (j)    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a) As of the date hereof, the reporting person owns of record and beneficially 1,008,405 shares of Common Stock, or 11.8% of the 8,532,720 shares of Common Stock outstanding as of September 5, 1996. As of the date hereof, none of the executive officers, directors or controlling persons of the reporting person own any shares of Common Stock of record.

        (b) The reporting person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 1,008,405 shares of Common Stock held in trust by it for The Darland Trust.

        (c) Besides the transaction described in Item 3 herein, no transactions have occurred during the past sixty days involving the reporting person or the executive officers, directors or controlling persons of the reporting person.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

        (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Not applicable to the reporting person, its executive officers, directors and controlling persons.

Item 7. Material to be Filed as Exhibits.

      A.  Identity and Background of Executive Officers and Directors . .Page 8

                                             SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in the Statement is true, complete and correct.


Dated:  November 25, 1996                    Rothschild Trust Cayman Limited


                                                     By: /s/ David Allison

                                                            Name: David Allison
                                                            Title:   Director

                                                               EXHIBIT A
                                                              DIRECTORS OF
                                                     ROTHSCHILD TRUST CAYMAN LIMITED


                                                                                Title at             Aggregate Number of Shares
Name                          Business Address            Principal             Rothschild            of Common Stock  Owned
                                                          Occupation            Trust Cayman
                                                                                Ltd.
Mr. Michael Arne              Zollikerstrasse 181         Trust Executive           Director                    None
                              8034 Zurich, Switzerland
Mr. Timothy Urghart           Zollikerstrasse 181         Trust Executive           Director                    None
                              8034 Zurich, Switzerland
Mr. Urs Kaelin                Zollikerstrasse 181         Trust Executive           Director                    None
                              8034 Zurich, Switzerland
Mr. James Boetschi            Zollikerstrasse 181         Trust Executive           Director                    None
                              8034 Zurich, Switzerland
Mr. Christopher               Zollikerstrasse 181         Trust Executive           Director                    None
Scallenberger                 8034 Zurich, Switzerland
Mr. David Allison             P.O. Box 472                Trust Executive           Director                    None
                              Le Bordage
                              St Peter Port
                              Guernsey GYI6AX
                              Channel Islands
Mr. C. J. Dickinson           P.O. Box 472                Trust Executive           Director                    None
                              Le Bordage
                              St. Peter Port
                              Guernsey GYI6AX
                              Channel Islands